HIRSCHFELD INDUSTRIES, INC.

112 WEST 29TH STREET

SAN ANGELO, TEXAS, 76903

November 23, 2010

Via EDGAR and Facsimile 202-551-3262

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn:                    Ms. Chambre Malone

Division of Corporation Finance

Re:                             Re:          Hirschfeld Industries, Inc.

Registration Statement on Form S-1

File No. 333-163142

Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

On behalf of the undersigned, Hirschfeld Industries, Inc.. (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, that the Registration Statement on Form S-1, including all exhibits thereto (File No. 333-163142), as originally filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2009 (the “Registration Statement”) be withdrawn effective immediately.  The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions.  None of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

We would appreciate if you would please provide Ronald J. Lieberman, an attorney with Hunton & Williams LLP, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The facsimile number is 404-602-9055.

If you have any questions regarding the foregoing, please call Ronald J. Lieberman at 404-888-4139.  Thank you in advance for your assistance.

Very truly yours,

Hirschfeld Industries, Inc.

By:	/s/ Richard W. Phillips

Name: Richard W. Phillips
Title: President